Exhibit (a)(7)

Scholastic Corporation Announces Preliminary Results

of Modified Dutch Auction Tender Offer

Company expects to purchase 5,231,349 shares of common stock at $30 per share

New York, NY – October 29, 2010 – Scholastic Corporation (Nasdaq: SCHL), the global children’s publishing, education and media company, announced today the preliminary results of its “modified Dutch auction” tender offer, which expired at 5:00 p.m., New York City time, on October 28, 2010.

Based on the preliminary count by BNY Mellon Shareowner Services, the depositary for the tender offer, 5,231,349 common shares, including 1,016,788 shares of common stock that were tendered through notice of guaranteed delivery, were properly tendered and not withdrawn at a price at or below $30.00. Based on these preliminary results, Scholastic expects to purchase 5,231,349 common shares, at a price of $30.00 per common share for a total cost of $156.9 million, excluding fees and expenses relating to the tender offer.

Pursuant to the terms of the offer, Scholastic has elected to purchase 231,349 additional common shares (within up to 2% of the outstanding shares of common stock). Accordingly, the shares expected to be purchased in the tender offer include the 5,000,000 shares Scholastic initially offered to purchase ($150 million in shares at clearing price of $30.00 per share) and an additional 231,349 shares at the clearing price pursuant to its option to increase the size of the offering by up to 2% of the outstanding class of common stock.

The number of shares to be purchased and price per share under the tender offer are preliminary. Final results will be determined subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares to be purchased and the price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase, and the return of all other shares tendered and not purchased, will occur promptly thereafter. Scholastic will fund the purchase of the shares in the tender offer using cash which will initially include temporarily drawing on its existing credit facility.

Scholastic expects to have approximately 29.1 million shares of its common stock outstanding as of the time immediately following payment for the accepted shares. Scholastic expects that the number of outstanding common shares will have been reduced by approximately 15.2% as a result of the purchases in the tender offer.

Deutsche Bank Securities Inc. served as the dealer manager for the tender offer. BNY Mellon Shareowner Services served as the information agent. Shareholders and investors who have questions or need information about the tender offer may call BNY Mellon Shareowner Services LLC at (201) 680-6579 (banks and brokerage firms) or (866) 351-2987 (all others toll free).

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF SCHOLASTIC COMMON STOCK. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT SCHOLASTIC HAS DISTRIBUTED TO ITS STOCKHOLDERS AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

About Scholastic

Scholastic Corporation (NASDAQ: SCHL) is the world’s largest publisher and distributor of children’s books and a leader in educational technology and children’s media. Scholastic creates quality educational and entertaining materials and products for use in school and at home, including children’s books, magazines, technology-based products, teacher materials, television programming, film, videos and toys. The Company distributes its products and services through a variety of channels, including proprietary school-based book clubs and school-based book fairs, retail stores, schools, libraries, television networks and the Company’s Internet site, www.scholastic.com.

Forward-Looking Statements

This news release contains certain forward-looking statements. Such forward-looking statements are subject to various risks and uncertainties, including the conditions of the children’s book and educational materials markets and acceptance of the Company’s products within those markets, and other risks and factors identified from time to time in the Company’s filings with the Securities and Exchange Commission. Actual results could differ materially from those currently anticipated.

Contact: Scholastic Corporation

Investors:	Jeffrey Mathews 212-343-6741

Media:	Kyle Good 212-343-4563